REAL ESTATE ASSOCIATES LIMITED II
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

May 10, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Daniel Gordon

Re:   Real Estate Associates Limited II
      Form 10-KSB for the year ended December 31, 2004 File No. 0-09782

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Real Estate Associates Limited II, a California limited partnership (the "Partnership"), in a letter dated April 14, 2005. The Partnership appreciates the Staff's willingness to provide an extension of time for this response. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

   1. Comment: We note that you adopted FIN 46(R) and you determined that you held variable interests in 11 VIE's for which the Partnership was not the primary beneficiary. In a supplemental response tell us how you determined that you were not considered the primary beneficiary considering that you own 95 to 99% of the local limited partnerships. Reference is made to paragraphs 14-17 of FIN 46(R).

        Response: The Partnership first became involved with the local limited partnerships in the early 1980s. The Partnership historically has used the equity method of accounting for its investments in local limited partnerships. The individuals involved with the creation of the Partnership are no longer employed by National Partnership Investments
        Corp, the general partner of the Partnership. The general partners of the local limited partnerships are not affiliated with the Partnership or National Partnership Investments Corp. Accordingly, the Partnership's initial consideration of the requirements of FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) was based primarily on documents related to the formation of the Partnership and financial information available as of December 31, 2003 and 2004. There may be other facts and circumstances related to the Partnership's involvement with the local limited partnerships that might be relevant in making determinations required by FIN 46R; however, the Partnership necessarily based its determination upon those written documents and other information that are currently available to the Partnership.

        The Partnership made its determination of the primary beneficiary of the 11 local limited partnerships identified as variable interest entities ("VIE") based on a qualitative analysis with reference to paragraphs 16 and 17 of FIN 46R.

        Paragraph 16 of FIN 46R states, in part, "For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder." Paragraph 16(d) further provides that de facto agents of an enterprise include "A party that has
        (1) an agreement that it cannot sell, transfer, or encumber its interest in the entity without the prior approval of the enterprise...The right of prior approval creates a de facto agency relationship only if that right could constrain the others party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests."

        With respect to the 11 local limited partnerships identified as VIEs, a provision of each of the partnership agreements prohibits the general partner from selling, assigning, transferring, mortgaging, pledging, or otherwise encumbering or disposing of its interest in the local limited partnership for which it serves as the general partner. Accordingly, in order for the general partner to take any of these actions, a modification of the local limited partnership agreement would be necessary and such modification would require written consent or vote of a majority in interest of the general partner and the limited partner, voting as one class, in proportion to ownership interest. Another provision of each of the partnership agreements for the 11 local limited partnerships prohibits any limited partner from assigning in whole or any part of its interest in a local limited partnership unless the limited partner first receives consent of the general partner of the local limited partnership (which consent may be withheld at the sole discretion of the general partner). These provisions of the partnership agreements establish de facto agency relationships, as contemplated in paragraph 16(d) of FIN 46R, between the Partnership, as limited partner in the local limited partnerships, and the respective general partners of the local limited partnerships.

        Having determined under paragraph 16 that the Partnership and the respective general partners of the local limited partnerships are a related party group for purposes of FIN 46R, the Partnership considered the guidance in paragraph 17 to identify the primary beneficiary of each local limited partnership. Paragraph 17 of FIN 46R states, "If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary". The Partnership believes that the variable interests held by the related party group, consisting of the Partnership and the general partners, would, if held by a single party, identify that party as the primary beneficiary. Accordingly, the Partnership believes that based on qualitative evaluation, that a party within the related party group must be the primary beneficiary.

        Paragraph 17 goes on to state that "the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

        a. The existence of a principal-agency relationship between parties within the related party group
        b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group
        c. A party's exposure to the expected losses of the variable interest entity
        d. The design of the variable interest entity."

        The Partnership believes that in the application of paragraph 17 of FIN 46R, the factors listed need to be considered in conjunction with the structure of each local limited partnership and how the Partnership believes other entities would view the role of the general partner and the limited partner (i.e. the Partnership).

        The Partnership's consideration of the requirements of paragraph 17 revealed factors that individually could identify either the general partner or the Partnership as the party with the characteristics most closely associated with the respective local limited partnerships.

        Ultimately, as discussed below, the Partnership concluded that the general partner is the party within the related party group that has the characteristics most closely associated with the local limited partnerships. Factors considered most relevant include:

     o Although the de facto agency relationship that was identified in connection with paragraph 16 does not clearly indicate which party is principal or agent, the Partnership believes the general partner has characteristics that are commonly associated with the principal. In this regard, the Partnership noted that the general partner is the party an outside entity would contact regarding a local limited partnership matter. For example, the United States Department of Housing and Urban Development, or one of its agencies, ("HUD"), is the outside entity with the most direct contact and or communication with the local limited partnerships due to the interest and tenant subsidies and mortgage insurance that exist at the local limited partnership level. In all instances HUD contacts the general partner with respect to matters involving the local limited partnership and the general partner acts with authority in addressing those matters.

     o The Partnership noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

     o The general partner shall manage and conduct the business of the local limited partnership;

     o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships

     o    The  general   partner  has  the   obligation  to  fund  any  recourse
          obligations of the local limited partnership

     o The general partner is authorized to develop land acquired by the local limited partnership with off-site and on-site improvements, and to construct, rehabilitate, maintain, operate and manage the housing units and other facilities of the respective local limited partnership

     o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness.

     o The general partner is authorized to apply for and obtain from the respective government agency, contracts for leasing, interest subsidies, tax abatement and tax limitation, as well as other supplemental payments and subsidies

     o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnership, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations

o The general partner shall cause the local limited partnership to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnership

o The general partner is responsible for obtaining a management agent for the respective local limited partnership

     o In addition, the local limited partnership agreements state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

        These factors strongly indicate that the general partner is the party most closely associated with the local limited partnerships.

        Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for 95-99 percent allocations and distributions to the limited partner. However, this factor is not sufficient to offset the above indicators that the general partner is the party most closely associated with the local limited partnerships.

        As an additional note, the Partnership is unable to make a clear determination as to which parties were more involved with the design of the local limited partnerships due to the length of time since the local limited partnerships were created and the lack of individuals associated with that process available for consultation. The Partnership presumes that both the general partner and the Partnership were highly involved in the negotiation of local limited partnership provisions. Those negotiations ultimately resulted in the general partner having more substantial rights and obligations under the local limited partnership agreements.

        The Partnership concluded, based on its qualitative consideration of the factors in paragraph 17 of FIN 46R as noted above, that the general partner is the party in the related party group that is most closely associated with, and therefore is the primary beneficiary of, the respective local limited partnership. Accordingly, the Partnership is not the primary beneficiary of any of the 11 local limited partnerships identified as VIEs and is not required to consolidate any of the local limited partnerships.

                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  corporate  general  partner  of  Real
                                    Estate Associates Limited II



cc:  Stephen B. Waters